J Sainsbury plc

82-913

RECEIVED

2006 JAN 30 P 12:26

[illegible]FICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL

06010505

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 16 January 2006

Dear Sir

J Sainsbury plc Quarter 3 Trading Statement

Please find enclosed copies of the above announcements made to the London Stock Exchange on 12 January 2006.

Yours faithfully

Hazel Jarvis
Deputy Secretary

Enc

PROCES[illegible]
JAN 30 [illegible]
THOM[illegible]
FINANC[illegible]

1/30

12January 2006

Third Quarter Trading Statement for 12 weeks to 31 December 2005

Highlights

- **Total sales growth of 5.9 per cent with like-for-like sales of 5.2 per cent (excluding petrol)** (4)
- **Total sales growth of 5.6 per cent with like-for-like sales up 4.8 percent (including petrol)** (4)
- **Fourth quarter of consecutive like-for-like sales growth**
- **Strong delivery of Christmas offer; over 19 million customer transactions in Christmas week**
- **Continued investment in the customer offer**
- **Continued growth in market share** (2)

Trading

Justin King, chief executive, said: "We are pleased with our trading performance over the past 12 weeks which has resulted in our fourth consecutive quarter of like-for-like sales growth. We delivered a good offer for over 19 million customers in Christmas week, the most we have ever served in a single week. We prepared for Christmas well, developed outstanding seasonal products, strengthened promotional activity and worked hard to deliver great availability. This was particularly important in fresh product categories, a key area for our regular customers and essential at Christmas. Like-for-like sales growth of 5.2 per cent (excluding petrol), reflects the progress made in this first year of our recovery plans. The customer experience is much improved, but we still need to achieve this at a more acceptable cost.

"There was 1.0 per cent deflation in grocery as we continued our investment in the customer offer. We have made great progress in our price position over the past 12-18 months and we will ensure our position is maintained and strengthened.

"Improved availability and service in our main chain has also been reflected in our online home delivery operation. Sales were up 27.5 per cent in the quarter. As a result we are now starting to extend the delivery area of the 97 stores currently operating the service.

"Petrol volumes, year on year, were lower in the third quarter as promotions only ran for four weeks compared to the whole quarter in the previous year. This resulted in total like-for-like sales growth of 4.8 per cent. With petrol price increases, total inflation for the quarter was 0.5 per cent.

Making Sainsbury's Great Again

"Independent market research (2) continues to show growth in our market share. This is primarily driven by strong like-for-like growth as we are currently opening less new space relative to the market. Customers are responding well to the improved Sainsbury's offer and our Try Something New Today branding has clearly struck a chord. We have seen substantial uplifts in advertised products and ranges as customers are engaged and inspired by cooking ideas and tips.

"In December 2005 Sainsbury's was awarded nine Silver Q Awards and the coveted Gold Award at the 2005 Quality Food and Drink Awards. This was more than any other retailer and the third year running that Sainsbury's has won the overall Gold quality award. Kicking off the New Year, we re-launched our Be Good To Yourself range last week with an investment of around £10 million. The range comprises nearly 500 products, an increase of around 25 per cent, including many 'first to market' initiatives such as white, wholemeal and brown bread which has higher fibre and lower salt (5). The Be Good To Yourself range has been updated from a 'diet' brand to a more holistic health brand providing customers with the choice of low fat diet products as well as healthier options and 'plus' meals which include products which are fortified with added ingredients such as prebiotics, probiotics and Omega 3.

"During the third quarter we opened, extended or refurbished 25 convenience and 26 supermarket stores (6) including nine Safeway stores acquired from Morrisons. Customers have welcomed the Sainsbury's offer as it has become available in new areas. Thirteen of the original 14 stores (7) acquired from Morrisons in April 2004 are now in their second year of trading under the Sainsbury's brand and are delivering sales growth averaging over 20 per cent.

"We are continuing to reorganise our depot network to ensure the most efficient distribution of product to stores and as previously announced, our depot at Rotherham will close in the next few days. Since

the distribution centre in Northfleet may not be required and, subject to consultation, the site will close in April 2006.

Outlook

"Our sales momentum is allowing us to deliver continuing improvements in the customer offer but we are still incurring additional costs as we embed new processes for long-term and sustainable change to our operations. We expect the market to remain highly competitive during quarter four when we will also be up against tougher comparative figures with the annualisation of sales growth under our recovery plan. Investment in the customer offer remains at the heart of all our activities and as previously stated, it is anticipated that the benefits of operational gearing in the business will begin to be delivered in the second half of 2006/07."

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

(2) As measured by TNS on a 12 week basis compared with the previous year since January 2005.

(3) Sales growth is detailed below:

2005/06	Q1	Q2	H1	Q3 (4)
Sales growth including petrol (%)				
Total	5.7	6.6	6.2	**5.6**
Lfl	1.9	4.1	3.1	**4.8**
Sales growth excluding petrol (%)				
Total	5.3	5.4	5.3	**5.9**
Lfl	1.3	2.8	2.1	**5.2**

(4) The comparative numbers (Q3 2004/05) have been adjusted to reflect a normal Saturday trading rather than a reduced New Year's Day trade. This has the effect of reducing this quarter's reported growth numbers and better represents the underlying sales performance. This adjustment is consistent with the approach employed in making the Easter adjustment in the first half of 2005/06.

(5) The new bread is available in white, wholemeal and brown and will replace Sainsbury's current own-brand standard, sliced loaves. The white bread contains double the amount of fibre of the previous line, the brown 30% more fibre and all varieties have 15% less salt than before. The bread also contains Hi-Maize™, a great source of natural dietary fibre and resistant starch, which can be easily added to foods without changing their taste, texture or appearance. The bread remains at 43p. As it is a standard line, the opportunity to make a healthier choice is widely available for all customers.

(6) Store details are:

Stores	New	Acquisitions	Extensions	Refurbishments	Conversions	Total
Supermarkets	1	9	4	12		26
Convenience	2			10	13	25

(7) The last store acquired from Morrisons in 2004/05, Team Valley, opened in March 2005.

(8) Sainsbury's will announce its fourth quarter trading statement on 29 March 2006.

(9) We will be holding a conference call for analysts and investors at 9:15 (GMT). To listen to the audio webcast: please visit www.j-sainsbury.co.uk from 8:45 (GMT) and follow the on-screen instructions. The archive of this event will be available from **12:00 BST** on the day in the form of a delayed webcast. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 16 January 2006.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood